EXHIBIT (a)(1)(vii)

Asure Software Option Exchange Program 2019 1 NASDAQ: ASUR

Introduction The goal of today’s presentation is to provide employees with: A background of the long-term equity incentive program Information on the risks and benefits of the Option Exchange Program An overview of the next steps and actions you must take if you would like to participate in the Option Exchange Program • • •

Background Asure Software offers equity awards to certain employees as part of it’s long term incentive programs. These awards may be in the form of options or restricted stock units (RSUs). An RSU represents the right to receive a share of common stock upon vesting. While economically equivalent to common stock, holders of RSUs do not have stockholder rights – they cannot vote and are not eligible to receive dividends. An option represents the right to purchase a share of common stock in the future at the fixed exercise price, which equals the fair market value of a share of common stock on the date of grant. Due to variability in the Company’s stock price during 2018 and 2019, many outstanding options have exercise prices that are greater than current fair market value – that is, the options are underwater. In order to support the Company’s strategies, growth, and long term health we recognize the need to retain key talent with business critical knowledge and skills. To this end Senior Management sought approval at our annual shareholder meeting to allow certain employees to exchange underwater options for RSUs. This exchange was approved by the shareholders.

Exchange Program Employees may elect to exchange un-expired and un-exercised options having an exercise price higher than the greater of $8.50 or the closing stock price on the last day of the exchange window. Any election to exchange options having an exercise price that is less than this will be rejected. Options will be exchanged at a ratio of 2.5 options to 1 RSU, i.e. if you exchanged an option to purchase 1,000 shares you would receive 400 RSUs. These RSUs will be granted under the 2018 plan. The RSUs will be unvested on the date of the exchange. For non-executive employees, RSUs vest over 3 years with the first portion (16.5%) vesting after 6 months and the remainder vesting in equal quarterly installments (8.25%) thereafter. For our eligible executive officers, depending on the number of units exchanged, the new RSUs will vest over a period of either (a) one year, vesting in full on the first anniversary of the option exchange, or (b) three years, with the first installment (33%) vesting on the first anniversary of the option exchange, and the remainder vesting in equal quarterly installments (8.25%) thereafter, subject to the achievement of certain stock price performance goals.* * Refer to the tender offer filing for full details of the program for executive officers

Exchange program • You may make your election from the day the exchange opens until the day the exchange closes. These dates will be included in the exchange documents you will receive by email and in the mail. • Participating in the exchange program does not effect your eligibility for participation in future awards under the 2018 plan, if applicable.

Numerical Example • We cannot advise you on your election, however, the example below shows stock prices where the exchange is advantageous and disadvantageous Example of 1,000 Options priced at $12.00 (no tax consequences assumed) • Stock Price to RSU/Option Value $10,000 $9,000 $8,000 $7,000 $6,000 $5,000 $4,000 $3,000 $2,000 $1,000 $-Option Value RSU Value This is merely an example and may not fully reflect your personal situation. Please consult with your own advisors regarding your own specific situation.

Personal Tax Consequences We have structured this exchange such that, for US employees, there should not be an immediate tax consequence except as described below for incentive stock options. However, we cannot advise you on any personal tax situations that may arise from the exchange. If you have questions you should consult with a tax professional. Note that for the exchange offer constitutes a “material modification” of any “incentive stock options” eligible to be exchanged in the program. This means that the Internal Revenue Service treats the last day of the exchange offer as a new date of grant of the incentive stock options and, in order to realize the tax benefits associated with the incentive stock options, any shares acquired upon exercise of “incentive stock options” that are not exchanged in the offer must be held until the later of the second anniversary of the last day of the exchange offer and the first anniversary of the date of exercise. Information around tax consequences are included in the exchange documents you will receive. You should read these documents in their entirety, and seek professional assistance from your tax and other advisors.

What you need to do • • • Read in full the tender offer documents the Company will file with the SEC Read in full the exchange documents you will receive from the Company Make your election by the deadline set in exchange documents you receive. You must use the forms provided to you and submit them as described in the exchange documents for your election to be accepted.  You may modify your election as long as the revised election is received prior to the deadline • After the exchange closes, you will receive award documents for the RSUs granted. You should sign and return these promptly. If you have any questions, you should contact HR. •